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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2003

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:
Prudential plc Preliminary Results 2002

Embargo 07:00 hrs GMT 25 February 2003

PRUDENTIAL PLC 2002 UNAUDITED RESULTS

•
Achieved operating profit of £1,133 million up 2 per cent

•
New business achieved profits up 15 per cent to £774 million

•
Over 70 per cent of Group sales and new business achieved profits from outside the UK

•
Total Group insurance and investment sales of £27.6 billion, up 29 per cent on 2001

•
Group new business achieved profit margin up 2 per cent to 40 per cent

Results Summary	2002		2001		%
	£m		£m
New business achieved profits	774		673		15
Achieved basis operating profit*	1,133		1,114		2
Statutory basis operating profit*	432		550		(21)
APE Insurance Sales	1,918		1,765		9
Full-year dividend per share	26.0	p	25.4	p	2.4
Shareholders' funds—achieved profits basis	7,196		8,150		(12)

*
From continuing operations.

The final dividend per share is 17.1p, resulting in a total payment of 26.0p compared with the total payment of 25.4p in the preceding year.

David Clementi, Prudential's Chairman said: "We are a major international financial services group with a strong franchise, excellent people and a strategy focused on delivering value for our shareholders over the long term. The results demonstrate profitable growth in a number of our key markets and have been achieved in difficult conditions.

"Since our interim statement uncertainty in international capital markets has increased with bond and equity market confidence being adversely affected by greater political risk and a deteriorating economic outlook. We have seen this increasing uncertainty reflected in falls in credit ratings across the insurance industry. Average market levels have progressively declined and, as a result, we have since September reduced bonus rates on UK with-profit policies more quickly and to a greater extent than anticipated. This will directly affect the future cash payments from the UK life fund to the Group.

"Despite the continuing market uncertainty there remain attractive opportunities for us in growth markets, notably Asia. Accordingly, we must retain our financial flexibility when determining the 2003 dividend. While recognising the importance of cash payments to shareholders, the Board believes that it would be inappropriate to recommit at this time to the current dividend policy. The dividend will be determined taking into account a number of factors, including the outlook for modified statutory profits, the cash transfer from the UK life fund and the balance sheet on an achieved profits basis."

News release
Corporate Relations
Prudential plc
Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725
 Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are regulated by the FSA

Commenting on the results, Jonathan Bloomer, Prudential's Group Chief Executive said: "In recent years Prudential has undertaken a number of far-reaching initiatives which have resulted in a group with a diversified range of international businesses and strong growth prospects.    This strategy is evident in the Group's results for 2002. The Group achieved significant increases in sales of insurance and investment products and at the same time it expanded its margin on new business.

"We have demanding growth targets and over the last few years have developed and grown the Group significantly. We have expanded our Asian business, developed Egg and shareholder backed businesses in the UK and grown Jackson National in the US. In doing this we have managed the need for capital while recognising the importance of distributions to our shareholders.

"2002 was a tough year, with market confidence being adversely affected by increased political risk and a deteriorating economic outlook. Eight weeks into this year, it is clear that stock markets around the world continue to be volatile and consumer confidence has deteriorated.

"In this context, the Group continues to review its growth and cash flow plans. As in the past, we will invest for value, not simply for top line growth, and we will allocate capital to those areas of our business where we see the greatest value creation opportunities. We will therefore continue to invest in our businesses in Asia, where growth prospects remain high, while we expect to manage the level of business in the more mature markets of the US and UK to achieve a balance between value creation and capital consumption.

Our focus on sustainable value

"In 2002 we made good progress towards achieving our goal of doubling the intrinsic value of the Group over four years. One of the key measures of whether we are on track is new business achieved profits which, to double in four years, would need to compound at an annual growth of 19 per cent. In 2002 it grew by 15 per cent. While we believe that 2003 will be a particularly stretching year, our priority will be to continue to develop and deliver our strategy to build value across the Group.

Improving sales and margins

"The success of Prudential's strategy is clear from the 2002 preliminary full year results. Total group insurance and investment sales were £27.6 billion, an increase of 29 per cent on 2001. On an annual premium equivalent (APE) basis insurance sales were up 9 per cent to £1.9 billion, reflecting growth of 23 per cent and 18 per cent in the US and Asia respectively. Approximately 74 per cent of total group sales came from outside the UK, demonstrating the benefits of the Group's international diversification.

"The results showed generally improving margins for new business as the Group continued to benefit from a focus on high margin business. Margins in 2002 for the US increased from 35 per cent to 39 per cent and in Asia from 59 per cent to 60 per cent. In the UK, margins for long-term business declined slightly, moving from 30 per cent in 2001 to 29 per cent in 2002. Group new business achieved profit rose by 15 per cent in 2002 to £774 million.

Building value within our businesses

"The life industry in the United Kingdom is undergoing enormous change. The performance of the sector over the course of the year has been affected by concerns including capital adequacy and financial strength in declining equity markets, pressure on margins, and the uncertainty brought about by the various regulatory reviews being undertaken into the UK retail savings and pension industries.

"Prudential's Life Fund remains financially strong and we are well positioned as people place an increasing emphasis on financial strength and trusted brands when making decisions about their long-term savings and investments. Our focus is to grow our UK insurance operations by building the brand, developing our distribution capabilities through partnerships with banks and major companies as well as strong relationships with Independent Financial Advisers. We are also working to improve the service to our customers while at the same time reducing our cost base, delivering greater economies of scale, and ensuring that capital is deployed efficiently within the business.

"Elsewhere in the UK, M&G's market position, investment capabilities and brand strength make it one of the leading fund managers. In the difficult market conditions we witnessed during the year, the priority for the retail business has been to continue growing its market share as well as driving down costs through initiatives such as the outsourcing of administration services. On the institutional side, M&G continues to benefit from its competitive advantage in specialist fixed interest and private finance.

"Egg continues to go from strength to strength. The UK business is now profitable as well as having almost 2.6 million customers and a 5 per cent market share of credit card balances. This is a strong performance considering the business was only launched just over four years ago. Egg has now also successfully launched the first stage of its international expansion in France.

"The long-term demographic trends in the US, an ageing population and increasing life expectancy, and a relatively low level of social security support for retirement savings, remain favourable for Jackson National (JNL) which, with its value-based approach, has positioned itself to take advantage of the opportunities.

"In what is a very fragmented market with a huge number of players, JNL has developed into one of the leading life insurers in the US. However, instead of focusing on becoming a scale player purely in terms of size, it has a value-based definition of scale, meaning that it only seeks leading positions in segments of the market that it can serve profitably. This, together with a cost base below the industry average, modern and highly sophisticated IT systems, and diversified and flexible products and distribution, mean that JNL is positioned to benefit from growth in the US savings market.

"Asia is one of the fastest-growing regions for savings in the world, with a combination of favourable demographic trends and increasing market liberalisation. In Prudential Corporation Asia (PCA), we have well-established life insurance and rapidly-growing mutual fund operations across the region. Our focus has been to grow these businesses organically and supplement this growth with some small in-fill acquisitions such as the Korean mutual fund business we bought in the second half of 2002.

"With 22 operations in 12 countries across the region, its multi-channel distribution capability, strong strategic partners, and customer-focused product expertise, PCA is very well placed to deliver profitable growth in the future.

Summary

"This strong mix of businesses around the world positions us well for the future. We are currently experiencing some of the most volatile market conditions we have seen in decades, but we have a significant advantage in terms of our international reach, and our diversity of earnings. This will continue to be the case as we broaden our geographic presence, distribution channels and range of products.

"We are confident that we are managing the business prudently in the current market environment and that we will preserve the Group's strong competitive position and growth prospects for the benefits of all our shareholders."

The final dividend of 17.1p per share will be paid on 28 May 2003 to shareholders on the register at the close of business on 21 March 2003. Shareholders will once more be offered a scrip dividend alternative.

-ENDS-

Enquiries to:

Media		Investors/Analysts
Geraldine Davies	020 7548 3911	Rebecca Burrows	020 7548 3537
Clare Staley	020 7548 3719	Laura Presland	020 7548 3511

Notes to Editors:

1.
There will be a conference call today for wire services at 7.45am on 020 8288 4700 hosted by Jonathan Bloomer, Group Chief Executive.

2.
A presentation to analysts will take place at 9:30am at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. A webcast of the presentation and the presentation slides will be available on the Group's web site, www.prudential.co.uk

3.
There will be a conference call for international investors at 2:30pm (dial in telephone number: +44 (0) 20 7162 0125, US callers: 1 334 323 6203. Callers to quote "Prudential results" for access to the call.)

  A recording of this call will be available for replay for one week by dialling:
  UK: 020 8288 4459, US: 1 334 323 6222, pass code 130602.

4.
A press conference will take place at 11:45am at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. If journalists wish to attend, please call the Press Office in advance on 020 7548 3712.

5.
High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0)20 7608 1000).

6.
An interview with Jonathan Bloomer (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 7.00am on 25 February 2003.

7.
Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

8.
Total number of Prudential plc shares outstanding as at 31 December 2002 was 2,001,662,348.

9.    Financial Calendar:

Ex-dividend date for 2002 final dividend	Wednesday 19 March 2003
First-quarter 2003 New Business Figures	Thursday 17 April 2003
2003 Annual General Meeting	Thursday 8 May 2003
Payment of 2002 final dividend	Wednesday 28 May 2003
2003 Interim Results/ Second-quarter New Business Figures	Tuesday 29 July 2003
Third-quarter New Business Figures	Thursday 16 October 2003
Payment of interim dividend	Thursday 27 November 2003
10.
In addition to the preliminary financial statements provided with this press release additional financial schedules are available on the web site at www.prudential.co.uk

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Prudential and its affiliates operate. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements.

Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements we may make.

BUSINESS REVIEW

UNITED KINGDOM & EUROPE

UK Insurance Operations

UK insurance operations continued to implement its programme for change announced in November 2001: a clear and renewed focus on the brand; emphasis on profitable growth in the chosen product segments; broadening distribution; achieving a step reduction in operating costs; and preserving financial strength over the long term.

"The Plan from the Pru", was launched in September 2002 providing customers with a financial plan which guides people through the key financial stages of their lives.

Total new business achieved profit of £222 million was 9 per cent lower than 2001 reflecting a revision to economic assumptions and the challenging UK market conditions.

In this market the focus has been on areas where Prudential is able to achieve the highest possible margin and return on capital. Using comparable economic assumptions, the UK insurance operations' new business margin of 29 per cent is higher than the previous year. The strategic focus is on annuities, corporate pensions, with-profits bonds and Individual Savings Accounts. The UK insurance operations recorded a like-for-like 10 per cent increase in total sales on the previous year as a result of strong sales of bulk and individual annuities throughout 2002.

Successful marketing campaigns and an effective pricing policy helped the business to achieve a significant increase in sales of single premium individual annuities for the year, which were up 39 per cent to £1.76 billion. Single premium bulk annuities also performed well with a 23 per cent increase in total sales for the year to £710 million. The UK insurance operation has retained its position as a leading player in this market, winning the £389 million C&A pension scheme account in the final quarter of the year.

While corporate pension sales on an APE basis were down slightly on 2001, total sales were up 23 per cent, reflecting the move towards single premium products.

Life product sales were down on 2001 with total sales down 5 per cent and APE sales down 8 per cent to £247 million. However, during 2002, the UK insurance operations maintained its position as a leading distributor of with-profits bonds through Independent Financial Advisers.

Prudential believes that with-profits continue to offer an attractive investment option for investors. It expects to remain one of the leading providers of with-profits policies in the future and is developing new products, which offer the advantages of a smoothed investment return, but with increased transparency.

In October 2002 Prudential entered the structured ISA market, launching the first offer of the Prudential Growth and Income Plan, sales of which were encouraging. A further series of offers are planned for 2003, the first of which was launched in January.

Prudential broadened its distribution during the year through a distribution agreement with Abbey National for an initial four-year period. This arrangement anticipates proposed changes to polarisation rules that will liberalise sales channels and allow banks to offer advice on other companies' regulated products and will allow Prudential's with-profits bonds to be made available for distribution through Abbey National's extensive high street branch network. Pre-depolarisation, Prudential has entered into a similar distribution arrangement that will meet the current regulatory requirements, and will provide similar benefits. This arrangement was launched on 11 December 2002 and sales have been encouraging.

Since the year-end Prudential has announced a proposed distribution arrangement with Zurich Financial Services, which is expected to further broaden Prudential's distribution, particularly of annuity products.

In November 2001 the company announced a target for cost savings of £175 million by the end of 2004 and in July 2002 increased this target to £200 million. These savings arise from the creation of the single customer service organisation, the rationalisation of support services and a refocusing of IT investment. Of this amount, it is estimated that £65 million (on an achieved profit basis) will be attributable to shareholders. Good progress has been made and £130 million of savings were delivered in 2002 with an annualised value of £155 million. Prudential remains confident of achieving this important reduction in operating costs.

In September 2002 the company announced plans to establish an offshore service centre in India to improve customer contact service and achieve additional cost savings. The new processing centre will be established in Mumbai and is now expected to be operational in 2003.

This initiative is expected to incur a restructuring charge of approximately £20 million. The current estimated impact on shareholders would be a charge of £5 million against achieved basis pre-tax profit, spread over 2002 and the next two years. However, due to the creation of a lower-cost servicing centre, this charge will be offset by expected annual gross cost savings from 2006 of approximately £16 million, of which £4 million per annum will be attributable to shareholders.

As a result of the continuing depressed levels of world stock markets, bonuses were reduced on conventional and unitised with-profits policies in February 2003. This followed earlier reductions on unitised with-profits policies in September and December 2002. These actions were taken to protect the strong financial position of the with-profits fund and to protect the long-term interests of customers. 2002 was a turbulent year for global equity markets, with the FTSE 100 falling by 24.5 per cent during the year. However, the investment return on Prudential's with-profits fund was negative 8.1 per cent in the year to 31 December 2002 reflecting its diversified investment mix.

In 2002, profits distributed from Prudential's main with-profits fund amounted to £2.7 billion, of which £2.45 billion (90 per cent) was added to policies as bonuses, and £273 million (10 per cent) is available for distribution to shareholders.

We believe that the UK market for long-term savings will continue to be difficult in 2003. Prudential with its trusted brand and financial strength is well placed to compete strongly in this environment.

M&G

M&G is Prudential's UK and European fund management business and has over £112 billion of funds under management, of which £94 billion relates to Prudential's long-term business funds. These funds are invested in a wide range of assets, including UK and international equities, fixed income, property and private equity. M&G provides investment management services to both institutional and retail clients across a wide variety of products, including equities, fixed income, unit trusts, Open Ended Investment Companies, investment trusts and Individual Savings Accounts, as well as providing UK-based internal fund management services to the Prudential group. In the retail market, M&G is one of the UK's top three fund managers in terms of assets under management as at 31 December 2002, according to figures published by the Investment Management Association (IMA).

Operating profit, excluding investment income, of £52 million was £2 million higher than 2001, a significant achievement in the context of depressed equity markets, where average market levels as represented by the FTSE All Share were 17 per cent lower year on year. This reflects M&G's diversified revenue streams and disciplined cost management. Operating profit was £71 million in 2002.

In its institutional business, M&G continued to leverage its position as an innovator in fixed income and private finance during 2002. The institutional fixed income business won £1.2 billion of net new mandates during the year, with an additional £0.4 billion of institutional money secured in 2002 but not yet received. A further £0.2 billion of institutional mandates were received via PPM South Africa. M&G's private finance group's successful initiatives in project finance and securitised vehicles raised a further £0.5 billion in net new fund inflows.

M&G's management of the Prudential Assurance Company's and Scottish Amicable's long-term funds led to continued outperformance during 2002, generating a performance fee of £20 million, an increase of £1 million on 2001. Over three years, Prudential's main With-Profits Fund has generated per annum returns 2.3 per cent higher than its strategic benchmark and 2.5 per cent higher than its competitor benchmark.

Despite prolonged market uncertainty throughout 2002, M&G's gross retail fund inflows were up 11 per cent on the previous year and net fund inflows increased by 79 per cent.

The latest Investment Management Association figures show that M&G has continued to counter the industry trend by experiencing an increase in gross retail sales compared to a fall in sales across the industry as a whole. With its strong performance over a number of funds, M&G also increased its market share by 9 per cent in the total retail market and 13 per cent in the PEP/ISA market. Market share of funds sold via intermediaries also increased significantly, by 12 per cent overall and by 27 per cent for PEPs and ISAs.

During the year, M&G continued to expand its international distribution capability and now has operations in Germany, Austria, Luxembourg and Italy. M&G International has continued to work closely on product strategy with Prudential Corporation Asia to generate fund inflows into M&G's funds.

Following a review of its retail IT systems platform, M&G entered an agreement with International Financial Data Services (IFDS) in November 2002 to outsource all of M&G's retail administration. This will deliver significant cost benefits and ensure M&G has the best IT systems platform to support its retail business. The migration will be completed towards the end of 2003.

M&G's property and private equity arms, which primarily invest on behalf of the Prudential Assurance Company, also enjoyed a successful year. The property business made its first overseas investments and, in the face of continued difficult markets, the private equity business continued to build its international capabilities.

Egg

Egg plc is an innovative financial services company, providing banking, insurance investments and mortgages through its internet site.

In 2002 it had another successful year with operating income up 73 per cent to £327 million (£189 million 2001). Pre-tax losses were reduced to £17 million from £88 million in 2001 and the total UK customer base increased by 610,000 to almost 2.6 million. Excluding the exceptional profit from the sale of 15 per cent of Funds Direct to Prudential, pre-tax losses of £20 million are included in the Prudential group results.

In the UK, Egg delivered a profit of £35 million before tax (£76 million loss in 2001). It is growing customer numbers and revenues in an increasingly competitive marketplace, while at the same time reducing both unit operating costs and marketing acquisition costs. Net interest income increased by 54 per cent to £224 million for the period reflecting an increase in the UK net margin to 2.4 per cent (1.9 per cent). The margin improvement has largely resulted from changes to product pricing on Egg Card and the maturing of the book over the past year. Credit quality remains strong and Egg's card portfolio continues to outperform the rest of the industry, in terms of lower arrears rates according to benchmarking studies.

Unsecured lending in the UK grew by £936 million leading to a balance of £3.3 billion (£2.4 billion 2001). Personal loans delivered record sales in 2002 with drawdowns of £829 million, up 98 per cent on 2001 (£419 million). Card balances grew to £2.3 billion by the year end (December 2001 £1.8 billion).

Other operating income increased by £60 million to £103 million primarily reflecting fees and commissions earned from the larger credit card book, and the reduction in cashback on the credit card. There has also been an increase in commissions earned from selling creditor insurance at point of sale on personal loans. In 2003 Egg UK's key strategic goals are to continue to maximise value from its unsecured lending business in what are expected to be challenging conditions.

Egg launched in France at the beginning of November and in the first two months 69,000 people applied for La Carte Egg of which it expects 27,000 to become customers. This gives a total customer base in France of approximately 90,000 following the selective migration of customers from the acquired Zebank portfolio. The French business incurred losses of £46.7 million (€72.4 million) in 2002. Of this loss, £14.0 million (€21.9 million) was spent on brand and marketing and £8.7 million (€13.6 million) on development.

In France Egg intends to enhance and extend its product range in line with developing the business in this market, and the next major product will be a new loan account, which it plans to launch in the second quarter of 2003. It is targeting to have in the region of 250,000—300,000 customers in France by the end of 2003.

It remains committed to delivering long-term value to shareholders through building an international business of scale and leading the industry for innovation in financial services to the ultimate benefit of customers.

Prudential Europe

In early 2002 Prudential reviewed its strategy for the Prudential and Scottish Amicable branded long-term business within continental Europe. The review concluded that an organic strategy based on investment in the German and French markets would be unlikely to meet return on capital targets. Analysis indicated that the returns achievable from any available acquisition would be too low to justify the investment of capital.

As a consequence, in November 2002 Prudential agreed to sell its German life business to Canada Life Financial Corporation (Canada Life) for €129m (£82 million). The sale was completed on 1 January 2003. Irish High Court approval for the transfer of the relevant life assurance policies to Canada Life is expected early in the second half of 2003. Prudential will continue to run its existing operations in France for value, but not push for growth.

APE insurance sales in 2002 were £29 million, 12 per cent ahead of the 2001 result.

UNITED STATES

The US life industry faced another challenging year in 2002, with recession, the third year of a bear market and a crisis of confidence in corporate governance resulting in significant disruption to the capital markets. However, long-term demographic trends in the US remain favourable, and Jackson National Life's (JNL's) value-based approach and focus on business fundamentals has positioned it to take advantage of the opportunities that this environment presents.

JNL has strong product manufacturing and administrative capabilities, a low cost and flexible infrastructure supported by proprietary technology, a relationship-driven distribution model and effective risk management and financial discipline.

These strengths have enabled JNL to deliver record sales of £5.8 billion in 2002, up 24 per cent on 2001. Record fixed annuity sales of £2.7 billion during the year were up 43 per cent on 2001. Variable annuity sales of £1.4 billion were up 77 per cent on 2001, despite continued volatility of equity markets in the US. As planned, sales of stable value products of £1.4 billion decreased by 16 per cent on 2001, reflecting JNL's active management of its capital position during 2002, which will continue in 2003.

New business achieved profits rose to £234 million in 2002 from £167 million in 2001. This is due to a 23 per cent increase in APE sales, together with an increase in new business margins from 35 per cent to 39 per cent. Business in-force achieved profits of £17 million in 2002 were adversely affected by net bond losses totalling £289 million, resulting in a £133 million charge against current year operating profits on a five-year averaging basis. These losses arose out of the challenging credit environment in the US and equated to one per cent of JNL's total invested assets.

In 2002 JNL revamped its annuity product line in anticipation of the changing demands of its customers. The change proved successful, with 54 per cent of annuity sales generated by products introduced during 2002. In particular, 2002 saw the launch of JNL's Perspective II annuity product. The design of Perspective II allows each investor to select and pay for only the features and benefits he or she wants. It was developed from concept to completion in just six months—highlighting JNL's ability to adapt quickly to changing market conditions.

JNL retained its leading position in fixed annuity sales, ranking seventh in total individual fixed annuity sales for the year to date 30 September 2002. Since 1995, the company has continually diversified its product portfolio and now also has a leading position in variable annuity sales, ranking fourth in variable annuity net flows and 17th in variable annuity sales for the full year 2002. JNL also has a leading position in equity-indexed annuity (EIA) sales, ranking sixth for sales of EIAs for the year to date 30 September 2002.

JNL's low cost and flexible infrastructure together with its culture and the company's realigned service and administrative capabilities contribute to its competitive advantage. JNL has a cost base that is well below the industry average.

The company has built its distribution network both organically and through small acquisitions. Traditionally, JNL has had a strong presence with independent insurance producers selling life insurance, fixed annuities and, more recently, equity-indexed annuities. In 1994, JNL entered the bank distribution channel and has seen very strong sales growth in that area. In 2002, JNL ranked seventh in the US for total annuity sales through banks and fifth in sales of fixed annuities through banks. In the mid-1990s, the company began offering variable annuities to independent broker-dealers, and now has a strong position in that channel. In addition, at the beginning of 2002, JNL launched a very successful marketing initiative targeting regional broker-dealers.

This year, JNL is launching Curian Capital LLC, a registered investment adviser providing a managed account fee-based brokerage application. This platform will enable advisers to manage clients' assets more efficiently and economically, bringing a high net worth service to the mass market.

During 2002, JNL achieved a financial milestone, surpassing $50 billion in total assets (US GAAP), an increase of 75 per cent in just five and a half years. Looking ahead, JNL is focused on profitable new business in its retail markets, with its proven ability to offer the customer a variety of retirement products through multiple distribution channels.

ASIA

Prudential Corporation Asia (PCA) continued to strengthen its position in 2002 as a leader in both the life insurance and mutual fund markets across the region. Based on preliminary estimates, PCA believes it ended 2002 with top five market shares in eight Asian life insurance markets, two mutual fund markets and Hong Kong's Mandatory Provident Fund market. This demonstrates its continuing success in building a very strong portfolio of businesses across the region.

The economic environment in 2002 was challenging, but PCA nevertheless delivered a very positive set of results for the year. Insurance sales on an APE basis were £513 million in 2002, up 18 per cent compared to 2001 and New Business Achieved Profits (NBAP) of £307 million increased by 20 per cent. PCA's average NBAP margin on APE insurance sales remained broadly constant at 60 per cent (59 per cent in 2001). Operating achieved profits before tax, head office expenses and minority interests, were £490 million, up 24 per cent from 2001, and Modified Statutory Basis profits before tax, head office costs and minority interests, for the year were £62 million, up from £25 million in 2001.

PCA's primary business is the manufacture and distribution of life insurance and medium and long-term savings products through agency and third party distribution channels. A key driver of our success has been the rate at which it has been able to expand its agency force, and the productivity achieved by its agents. PCA now has 89,000 agents across Asia and regional teams ensure that quality training and best practice are applied consistently. The largest increases in agent numbers in 2002 have been in its recently established operations in Vietnam and India. During the year PCA also made significant progress in enhancing agent productivity through sales and product training programmes in many of its operations. Bancassurance, through distribution agreements with banks, has continued to provide a material source of new business. Across the region, PCA now has a total of 18 bancassurance agreements in 10 countries. Alternative distribution, which includes bancassurance, produced 21 per cent of insurance APE sales in 2002, compared with 17 per cent in 2001.

PCA's success in markets across the region is in large part due to its product innovation, and its readiness to package and market products to meet specific customer needs. In 2002 PCA continued to leverage its regional leadership in capital efficient unit-linked products with successful launches in India, Philippines and regular premium unit-linked products in Taiwan. Additionally, PCA LIFE Japan secured regulatory approval for variable annuity products, drawing on technical expertise developed in Jackson National Life in America. Working with JNL on product design and pre-launch preparations meant a successful launch in October 2002 was possible, very soon after regulatory approval was received.

Being a pioneer and leader in the introduction of capital efficient unit-linked life insurance remains a significant source of competitive advantage in both its established and newer markets: 30 per cent of PCA's APE sales in 2002 came from unit-linked life products, up from 23 per cent in 2001.

PCA's operations in Greater China achieved significant growth in 2002. In Hong Kong its market share on an APE basis for year-to-date 30 September 2002 was 10.4 per cent. Its joint venture with Bank of China International for Hong Kong's MPF continues to grow well with Prudential's funds under management up 51 per cent over 2001 to £136 million. In Taiwan, Prudential Life's NBAP was up 91 per cent compared to 2001, while APE was up 7 per cent—the increased profitability reflecting the successful introduction of unit-linked products. In Guangzhou China, its joint venture with CITIC grew insurance APE sales by 39 per cent and it has recently applied for a second licence.

The focus of PCA's South Asia operations continues to be its well-established market presence in Singapore and Malaysia. In 2002 PCA improved its position in both of these markets. In Malaysia for year to date 30 September 2002 it was number one for insurance APE sales for the first time, and in Singapore for year to date 30 September 2002 it was number two for the important regular premium market. In Singapore a new regulatory regime was introduced in late 2002. While the full impact of this will be known over time, PCA has thoroughly evaluated the potential outcomes and consequences and is well positioned to build upon its strong franchise in 2003 and beyond.

PCA has recently entered the very large and material North Asian markets of Japan and South Korea through the acquisition of small but operationally and financially sound local companies. There are clear plans in place to build significant and sustainably profitable operations over the long term in both countries. In 2002 very good progress was made with management teams being strengthened and the product ranges and pricing structures re-based. The focus is on building distribution and raising brand awareness.

In 2002, PCA continued to pursue its long-term strategy of building a complementary, material and profitable regional mutual fund business. Progress to date has been very encouraging with market leading positions in India and Taiwan, growing operations in Japan, Singapore, Malaysia and Hong Kong and the recent acquisition of a mid-sized investment trust management company in the large South Korean market. As at 31 December 2002 total mutual funds under management have increased to £5.1 billion, up 59 per cent on last year, with strong net inflows of £1.0 billion.

During 2002 PCA also undertook a comprehensive review of the region's life and mutual fund markets and updated its strategy to optimise growth and profit prospects within a rigorous capital allocation framework. The long-term prospects for the region, and for PCA as a significant force in the market, remain very positive. Continued successful implementation of Prudential's strategy should deliver material and sustained profitable growth in the years ahead.

As would be expected in the current economic environment the majority of the funds under management are in lower margin fixed income type products. This, coupled with ongoing investment in the development and start up of this business, means net MSB profits from PCA's mutual fund business are currently not material in the Group context.

PCA remains well positioned to participate in Asia's outstanding long-term growth prospects. It has a strong track record of successful delivery and a robust business model firmly focused on building businesses in markets and sectors that combine scale opportunities with secure long-term profitability and very attractive returns on capital.

FINANCIAL REVIEW

Sales

Prudential has delivered strong growth in sales during 2002 with total group insurance and investment sales reaching £27.6 billion, up 29 per cent on last year. Total new business inflows including renewal premiums reached £31.8 billion, 24 per cent ahead of last year.

Total sales of insurance and investment products from outside the UK represented 74 per cent of the Group total of £27.6 billion, reflecting the international diversification of the Group.

Total insurance sales increased 12 per cent to £12.8 billion. On the annual premium equivalent (APE) basis sales were up 9 per cent to £1.9 billion, reflecting an 18 per cent growth in sales in Asia and an increase of 23 per cent at Jackson National Life (JNL).

Gross investment inflows increased 47 per cent to £14.8 billion. Net investment inflows were £1.4 billion, including net mutual fund sales in Asia of £1.0 billion.

Achieved Profits Basis Results

In reporting the result on the achieved profits basis Prudential includes the results of the Group's long-term insurance business determined on this basis. These results are combined with the statutory basis results of the Group's other operations, including investment and banking products and other non-insurance investment management business. Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes amortisation of goodwill, exceptional items, short term fluctuations in investment returns and the effect of changes in economic assumptions.

In the directors' opinion, the achieved profits basis provides a more realistic reflection of the performance of the Group's long-term insurance operations than results under the statutory basis. The modified statutory basis (MSB) profit narrative follows this achieved profits basis narrative.

The achieved profits basis results for long-term business are prepared in accordance with the ABI guidance for Achieved Profits reporting issued in December 2001. This guidance requires the economic assumptions used for the projection of cash flows to be on an 'active' basis, that is primarily based on appropriate government bond returns at each period end. The effects of changed assumptions caused by movements in bond returns are reflected in the profit reported for the year to 31 December 2002.

The active basis is applied to the UK and the US operations, and those countries in Asia where there are well-developed government bond markets (Japan, Korea and US$denominated business in Hong Kong). Assumptions in other Asian countries continued to be based on an assessment of long-term economic conditions.

In 2002 use of the active basis has resulted in a reduction in the risk discount rate applied to the UK and US operations from 7.7 per cent to 7.1 per cent and to 7.0 per cent respectively, and a reduction in the UK investment return assumption from 7.1 per cent to 6.6 per cent.

In the UK, the risk margin over the risk free rate has been maintained at 2.6 per cent. In the US the ten year Treasury bond rate has fallen by 1.2 percentage points, and the risk margin over the ten year Treasury bond rate has been increased from 2.6 per cent to 3.1 per cent to reflect the recent volatility in JNL's operating result.

In Asia the weighted risk discount rate (determined by weighting each Asian country's economic assumptions by reference to the achieved profits basis operating results for new business written in 2002) has fallen from 10.1 per cent in 2001 to 9.6 per cent in 2002. The discount rates used vary from 4 per cent to 22 per cent.

The overall impact on the group achieved profit result for 2002 from the use of the revised economic assumptions compared to those used in the prior year has been to increase new business achieved profit (NBAP) by around £20 million and to reduce the in force operating result by around £

110 million. Achieved profits shareholders' funds are around £290 million lower than they would have been under the 2001 assumptions.

Total Achieved Operating Profit

Total achieved operating profit from continuing operations was £1,133 million, up 2 per cent from £1,114 million in 2001.

This result reflects a 15 per cent improvement in new business achieved profit from £673 million to £774 million offset by reduced in-force profit down 21 per cent from £673 million to £533 million.

In addition, results from other continuing operations including development expenses and other shareholders' income improved from a loss of £175 million in 2001 to a loss of £158 million, principally due to a much reduced operating loss at Egg and lower development expenses, partially offset by an increase in other shareholders' expenses. UK re-engineering costs of £16 million compare with £57 million in 2001.

New Business Achieved Profit

Group new business achieved profit from insurance business of £774 million was 15 per cent ahead of prior year, reflecting strong growth in the US and Asia, partially offset by a fall in profit from the UK insurance operations. The growth in new business achieved profit reflects a 9 per cent increase in insurance sales on an annual premium equivalent (APE) basis, together with an increase in new business achieved profit margin from 38 per cent to 40 per cent.

UK Insurance Operations' new business achieved profit of £222 million is 9 per cent lower than 2001. This reflects a 5 per cent fall in APE sales in challenging market conditions and the revised economic assumptions. The new business margin moved from 30 per cent in 2001 to 29 per cent in 2002 and reflects the revised economic assumptions. However on a like-for-like basis, using comparable economic assumptions, margins increased from a restated 28 per cent to 29 per cent in 2002.

Prudential Europe's new business achieved profit of £11 million is 38 per cent higher than 2001, reflecting a 12 per cent increase in APE sales and higher margins, up from 31 per cent in 2001 to 38 per cent in 2002.

The 40 per cent increase in Jackson's new business achieved profit to £234 million was driven by a 23 per cent increase in new insurance sales and an increase in new business margin from 35 per cent to 39 per cent. The margin increase primarily reflects an improvement in the fixed annuity spread assumption for new business and the revision to the discount rate.

For JNL, in determining the assumptions for achieved profits basis reporting the level of capital required to support the business (the "target surplus") has been taken, as in 2001, to be 200 per cent of the Company Action Level Risk Based Capital, calculated in accordance with the National Association of Insurance Commissioners risk-based capital standards for life insurance companies.

Prudential Corporation Asia's (PCA) new business achieved profit of £307 million is up 20 per cent on 2001 primarily due to strong sales growth across all regions (APE insurance sales up 18 per cent). The new business margin in Asia increased 1 per cent to 60 per cent reflecting a favourable shift in sales to higher margin linked products. NBAP by product type is now in the ratio of 21 per cent traditional products, 43 per cent unit linked products and 36 per cent accident and health products. The equivalent mix in 2001 was 31 per cent, 38 per cent and 31 per cent.

In Force Achieved Profit

The UK in force profit (excluding re-engineering costs) of £304 million was down 19 per cent on 2001, principally reflecting lower than expected returns from business in-force after applying a lower discount rate, a strengthening of persistency assumptions and negative experience variances.

The negative experience variances include persistency variances principally arising from pension transfers and early vestings. The level of surrenders has been restricted through the use of market value adjusters throughout the year, and is attributable to the volatile market conditions, in particular in the second half of the year. This is offset, in part, by the benefit from lower renewal expense assumptions as the benefits of the cost reduction programme come through.

No adjustment has been made to the mortality assumptions following the CMI bureau working paper on longevity. Prudential assumes an average 1.84 per cent annual mortality improvement in our pricing, against the new CMI suggested mid-point of 1.85 per cent, and reserves on the basis of 2.90 per cent improvement in mortality.

Europe in force profit of £3 million was £3 million higher than 2001, reflecting reduced negative variances.

The US in force profit has decreased significantly from £136 million in 2001 to £17 million in 2002. This is primarily due to defaults and impairments on corporate bonds, which are included within the operating result on a five-year averaged basis. The charge to operating profit has increased from £74 million in 2001 to £133 million in 2002, reflecting the continued poor experience of 2002. The amount charged to operating profit is one-fifth of the gains and losses incurred in the last five years.

Actual losses in 2002 were £289 million. This includes a number of one-off event risks where investment grade bonds fell to below investment grade status almost overnight, for example, WorldCom. The seven largest individual bond losses accounted for 52 per cent of the total gross losses, of which WorldCom was the largest at £82 million. The difference between the full year loss of £289 million and the charge recognised through operating profit of £133 million, an amount of £156 million, is recorded within short term investment fluctuations.

In recent years the US operations have invested in technology and the development of its systems platform in order to process efficiently higher volumes of business and this has added to its fixed cost base. With lower total policy counts attributable to higher average annuity policy sizes and lower life sales the business is running below capacity, but as the business grows it will be able to take advantage of lower marginal costs. This has been recognised with a revision to the unit expense assumption resulting in a charge of £54 million as previously reported.

Asia in force profit (before development expenses) has increased significantly from £160 million in 2001 to £209 million in 2002 and includes net favourable assumption changes and one off adjustments of £101m (2001 was £66m).

PCA actively reviews the assumptions used for achieved profits to ensure that these remain both realistic and in line with actual experience. The 2002 analysis established that death claim rates were significantly and consistently lower than had previously been assumed, particularly in respect of linked business in Singapore where there is now ten years' experience of these products. Overall the net effect of these reviews was a favourable assumption change of £42m.

During 2002 further sub-divisions of long-term funds approved by the regulators allowed the value of shareholders' interest in certain non-participating policies to be fully recognised for the first time; the one-off impact to achieved profits of this exercise totalled £59m.

Non-insurance Operations

M&G's operating profit of £71 million compares to £75 million in 2001. Operating profit excluding investment income, of £52 million was £2 million higher than 2001, a significant achievement in the context of depressed equity markets, where average market levels as represented by the FTSE All-Share are 17 per cent lower year on year. This increase reflects the benefits of M&G's diversified revenues, with fixed income and property offsetting the effect of lower equity markets, together with disciplined cost management. The result has also been affected by a £3 million increase in losses from M&G International, which were £15 million in 2002.

A performance fee of £20 million was recognised in the 2002 result (£19 million in 2001) due to the life fund beating its strategic benchmark by 2.3 per cent per annum over the last three years.

Egg's UK banking operations, having become profitable during the fourth quarter of 2001 generated a profit of £35m before losses on joint ventures of £5m, excluding the exceptional profit arising from the sale of 15 per cent of Funds Direct to Prudential. Egg International recorded a £50m loss in 2002 including £47m relating to the investment in the development of Egg's French business.

National Planning Holdings, the US broker dealer, and PPM America, the US fund manager, together delivered profits of £14 million, down from £16 million in 2001.

Development expenses (excluding Asia regional head office expenses) were down from £48 million to £34 million, and comprised £26 million for Asia and £8 million for Europe. The Asian development costs included £20 million in relation to the development of the Japanese business.

Other net expenditure increased by £59 million to £189 million. This included a £24m write-down of the group's 15.3 per cent interest in Life Assurance Holding Corporation Ltd in 2002 compared with a positive revaluation of £12 million in 2001. In addition, funding costs have increased by £12 million over 2001.

Achieved Profits—Result Before Tax

The result before tax and minority interests was a loss of £483 million compared to a loss of £455 million in 2001.

The loss in 2002 principally reflects the negative adjustment for short-term fluctuations in investment returns of £1,406 million, including £1,019 million in relation to the UK, £440 million in relation to JNL and positive £66 million in relation to Asia.

The UK component reflects the difference between an actual investment return from the Prudental Assurance's main with-profits fund of negative 8.1 per cent and the long-term assumed return of positive 6.6 per cent.

The US component primarily includes £156 million reflecting the full charge for bond write-downs and impairments incurred in 2002 to the extent that it is not included in operating profit, a £128 million negative variance against long-term investment returns for equity investments, including private equity holdings, and £145 million primarily in relation to changed expectations of future profitability on variable annuity business in-force arising from adverse current year equity returns. This arises due to equity market returns in the year being lower than the assumed long term rate. This gives rise to lower than expected year end values of variable annuity assets under management with a resulting effect on the level of future account values and hence future profitability.

The Asia component is principally due to the appreciation in the value of bonds.

Adverse economic assumption changes of £467 million also contributed to the loss and include the effect of the changed assumptions on the active basis mentioned earlier, together with changes to long-term economic assumptions in Asia and the US. In the US, this includes a revised economic assumption in respect of the variable annuity long-term return from 8 per cent to 7 per cent, including the associated guaranteed minimum death benefits (GMDB) effect. The Asian economic assumption change principally relates to changes in investment return assumptions.

Amortisation of goodwill was £98 million against £95 million in 2001.

The result also includes £355 million profit arising from the sale of the General Insurance operations as previously reported in the interim statement.

Achieved Profits—Result After Tax

The result after tax and minority interests was a loss of £145 million after reflecting a tax credit of £329 million and minority interests of £9 million. The effective tax rate at an operating profit level was

25 per cent, down from 31 per cent in 2001, primarily due to lower effective tax rates for JNL and Asia, partially offset by tax rate movements on other non-long term operations. The JNL rate is lower than in 2001 due to the combined effect of operating assumption changes for expenses, capital charge effects and an exceptional tax credit.

The effective tax relief rate at a total achieved profit level was 68 per cent on a loss of £483 million, primarily due to tax payable on the profit on disposal of UK general business operations being relieved against capital losses available to the Group. The effective tax rate at a total achieved profit level in 2001 was 47 per cent.

Modified Statutory Basis Results—Operating Profit

Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes amortisation of goodwill, exceptional items and short term fluctuations in investment returns.

Group operating profit on the modified statutory basis (MSB) of £432 million was £118 million lower than 2001.

UK Insurance Operations' operating profit (before re-engineering costs) in 2002 was £368 million, £67 million below 2001. This included a reduction of £99 million in the shareholder transfer arising from lower with-profits bonus rates, partially offset by the impact of higher claims.

The US operations result, which is based on US GAAP subject to adjustments, of £153 million was £145 million worse than prior year. This fall principally reflects increases in both the amortisation of deferred acquisition costs (DAC amortisation), costs in respect of the provision of guaranteed minimum death benefits (GMDB), and a £121 million charge in relation to averaged realised gains and losses on bonds. Spread income was higher than 2001 by £29 million, and reflects the benefit from reductions in crediting rates on the in-force fixed annuity and life book.

With respect to the methodology for GMDB provisioning, JNL have implemented early the draft guidance in the US prescribed by the AICPA in their July 31, 2002 draft statement of position: "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts." GMDB provisions were reviewed at the year end resulting in a total charge, including payments during the year, of £43 million.

The increase in DAC amortisation of £106 million includes an increase of £85 million in respect of variable annuity (VA) products and £16 million in respect of equity-linked indexed annuities. A consequence of the review of GMDB provisions and the resulting strengthening has been a reduction in the expected future gross profits from variable annuity products, which has itself resulted in a higher level of VA DAC amortisation.

When calculating the DAC amortisation the long term return on variable annuity business is assumed to be 8.4 per cent, gross of investment management and mortality and expense charges. This assumption is implemented through use of a mean reversion methodology.

If the mean reversion was eliminated as of 31 December 2002, so that the long term return on separate account business was assumed to be 8.4 per cent per annum in all future years, DAC values would be reduced by approximately £32 million. Should these assumptions not be met in future periods a further increase in VA DAC amortisation may be required.

Prudential Asia's operating profit before development expenses was £88 million (£44 million in 2001). This includes an £8 million gain arising from the reorganisation of long term funds approved by the regulators which allowed the value of the shareholders' interest in certain non-participating policies to be recognised for the first time. This result is after the significant investment that has occurred in 2002, as PCA builds high quality customer focused distribution channels in Japan and Korea. Further significant investment is planned for 2003. The Group's more established operations in Singapore, Hong Kong and Malaysia reported further growth in statutory profits, up 43 per cent to £79 million.

Modified Statutory Basis Results—Profit Before Tax

MSB profit before tax and minority interests was £484 million in 2002, compared to £385 million in 2001. This increase is due to an improvement in the negative adjustment for short-term fluctuations in investment returns of £275 million, together with £355 million of profit relating to the disposal of the UK General Insurance operations. This was partly offset by lower operating profit and the inclusion of the American General break fee of £338 million in 2001.

Amortisation of goodwill was £98 million against £95 million in 2001.

Within the improvement in the negative adjustment for short-term fluctuations the US result has improved from a loss of £368 million in 2001 to a loss of £258 million. The short term fluctuations in Asia principally reflect the five year averaging impact of an appreciation in bond values. In addition, the 2001 Group result included a £95 million loss, primarily in respect of the General Insurance operations.

Modified Statutory Basis Results—Profit After Tax

MSB profit after tax and minority interests was £449 million, including a tax charge of £44 million. The effective rate of tax on MSB total profit in 2002 was 9.1 per cent primarily due to tax payable on the profit on disposal of the UK general insurance operations being relieved against capital losses available to the Group.

Earnings per Share

Earnings per share, based on achieved basis operating profit after tax and related minority interests but before amortisation of goodwill, were up 0.9 pence to 42.8 pence. Earnings per share, based on MSB operating profit after tax and related minority interests but before amortisation of goodwill, were down 7.5 pence to 15.8 pence.

Basic earnings per share, based on achieved basis loss for the year after minority interests was a loss of 7.3 pence compared with a loss of 11.0 pence in 2001. Basic earnings per share, based on MSB profit for the year after minority interests was 22.6 pence, up 2.9 pence.

Dividend per Share

The final dividend per share is 17.1 pence, resulting in a full year dividend growth of 2.4 per cent to 26.0 pence.

Cash Flow

The table below shows the Group holding company cashflow. This is a revised presentation from previous years, which was in the form of a funds flow statement. Prudential believes that this format gives a clearer presentation of the use of the Group's resources than the FRS 1 statement required in the preliminary financial statements.

	2002	2001
	£m	£m
Cash remitted to group
UK life fund transfer (in respect of earlier bonus declarations)	324	307
Cash remitted by business units	212	154

	536	461
Interest	(124)	(103)
Dividends	(509)	(494)

	(97)	(136)
Tax received	59	(29)
Equity (scrip dividends and share options)	40	42
Corporate activities	543	283

	545	160
Capital invested in business units
JNL	(321)	(69)
Other business units	(354)	(512)

PLC cashflow post dividends	(130)	(421)

Financing required	130	421

The Group received £536 million in cash remittances from business units in 2002 (2001: £461 million) comprising the shareholders' statutory life fund transfer relating to earlier bonus declarations, together with dividend and interest from subsidiaries. After dividends and interest paid, there was a net outflow of £97 million (2001: £136 million net outflow). The Group also received £543 million from corporate activities (2001: £283 million) including cash proceeds arising from the sale of the General Insurance business and exceptional tax receipts. Together with the proceeds of equity issuance and group relief, this gave rise to a total net surplus of £545 million (2001: £160 million). In September 2002 the Group provided JNL with £321 million of capital to support high volumes of fixed annuity writings and to replace capital consumed by bond losses and impairments This follows £69 million provided in 2001. During 2002 the Group invested £354 million (2001: £512 million), primarily in its shareholder backed business in the UK and in Asia, including for the development of the Japanese business. In aggregate this gave rise to a financing requirement of £130 million (2001: £421 million) which was satisfied through an increase in core debt.

Gearing

Other than for Egg plc, which is responsible for its own financing, the Group is financed centrally. The Group's core debt is managed to be within a target level consistent with a AA debt rating. At 31 December 2002, the gearing ratio, including hybrid debt, was 23.6 per cent compared with 20.7 per cent at 31 December 2001. Excluding hybrid debt, the gearing ratio was 14.2 per cent. Although core debt only increased by £93 million during 2002 (after exchange movements of £37 million) the achieved profits shareholders' funds fell by 12 per cent driven by equity market falls and exchange movements.

Prudential plc enjoys strong debt ratings from both Standard & Poor's and Moody's. Prudential long-term debt is rated AA- and A2 from Standard & Poor's and Moody's respectively, while short-term ratings are A1+ and P-1.

Funds Under Management

Insurance and investment funds under management at 31 December 2002 totalled £155 billion, compared to £163 billion at the end of 2001. This reduction is mainly due to a fall in the market value of investments which more than offset the net sales achieved during the year.

Financial Strength of Insurance Operations

UK

A common measure of financial strength in the United Kingdom for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. On a comparable basis to 2001 the free asset (or Form 9) ratio of the Prudential Assurance Company (PAC) long-term fund was approximately 8.4 per cent at the end of 2002, compared with 12.2 per cent at 31 December 2001. The reduction during the year principally reflects the significant fall in equity markets around the world, together with lower bond yields and price earnings ratios. At the end of 2002 a reorganisation of the life funds saw the transfer of the Scottish Amicable Life linked fund into the PAC long-term fund.

The valuation has been prepared on a conservative basis in accordance with the FSA valuation rules, and without use of implicit items. No allowance has been taken for the present value of future profits and the PAC long-term fund has not entered into any financial reinsurance contracts. On the "realistic" basis for solvency the fund is very strong.

The long-term funds remain well capitalised and the PAC long-term fund is rated AA+ by Standard & Poor's and Aa1 by Moody's.

The table below shows the change in the investment mix of Prudential's main with-profits fund:

	31/12/98	31/12/01	31/12/02
UK equities	59	39	32
International equities	13	14	13
Bonds	12	28	33
Cash and other asset classes	5	4	4
Property	11	15	18

Total	100	100	100

With-profits contracts are long-term contracts with relatively low guaranteed amounts, the nature of which permits Prudential to invest primarily in equities and real estate. However, over the period from 1999 to mid-2001 the fund reduced its exposure to equities. There was also a re-weighting within equities out of the UK and into overseas equities. This change in asset mix reflected our view that equity valuations were high and that other assets, particularly corporate bonds, were relatively attractive. The change within equities improved diversification and reduced expected fund volatility. The change in asset mix in recent years has had a substantial beneficial impact on investment returns. The broad asset mix will continue to be reviewed as the economic environment and market valuations change. The fall in equity percentages in 2002 compared to 2001 reflects the decline in value of the holdings during the year.

The investment return on the Prudential main with-profits fund was negative 8.1 per cent in the year to 31 December 2002 compared with the falls in the FTSE 100 and the FTSE All-Share of 24.5 per cent and 25.0 per cent respectively over the same period.

JNL

The capital adequacy position of Jackson National Life remains strong, with a strong risk based capital ratio more than three times the NAIC Company Action Level Risk Based Capital. As a core business to the Group, JNL's financial strength is rated AA by Standard and Poor's.

JNL's invested asset mix on a US regulatory basis (including Jackson National Life of New York and excluding policy loans and reverse repo leverage) is as follows:

	2000	2001	2002
Investment Grade Public	53%	58%	60%
Investment Grade Private	21%	22%	20%
Non Investment Grade Public	5%	3%	4%
Non Investment Grade Private	5%	3%	3%
Commercial Mortgages	11%	9%	8%
Private equities and real estate	3%	3%	3%
Equities, cash & other assets	2%	2%	2%

Asia

Solvency levels have been maintained at local regulatory levels by the insurance operations in Asia. Across the region less than 20 per cent of non-linked funds are invested in equities.

Inherited Estate

In order to support our with-profits business, we hold a substantial amount of working capital in PAC's long-term fund. Without such working capital, we could not provide the benefits associated with smoothing and guarantees, or have investment freedom for the main with-profits fund's assets, for the benefit of both policyholders and shareholders.

To meet our obligations to existing policyholders, we expect to have to pay out over time assets equal to policyholders' accumulated 'asset shares' plus any additional payments that may be required, by way of smoothing or to meet guarantees. The balance at any time of the main with-profits fund, which is not expected to be paid out to the current generation of with-profits policyholders as claim values, represents the major part of Prudential Assurance's working capital and is called the 'inherited estate'.

To ensure that policyholders' benefits are secure, we are required by regulations to hold a substantial amount of capital in our long-term fund, so that we can demonstrate at all times that the fund is solvent and able to meet its obligations to all policyholders. The inherited estate provides most of this solvency capital.

In addition, we can use the inherited estate to absorb the costs of significant events, such as fundamental strategic change in our long-term business and, to the extent that the UK regulator is content, the cost of providing redress for past pension mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities including acquisitions.

The size of the inherited estate, by its nature as working capital, fluctuates from year to year depending on investment returns, and the extent to which the capital is required to meet smoothing costs, guarantees and any other unforeseen events. We estimate that at 31 December 2002, the inherited estate, after taking into account pension mis-selling costs and anticipated costs of fundamental strategic change, is around £5 billion.

In the normal course of events the inherited estate is required to support the in force business, so neither policyholders nor shareholders can have any expectation that they will receive any distribution of the inherited estate, other than through the normal process of smoothing and meeting guarantees in adverse investment conditions.

However, we believe that it would be beneficial if there were to be greater clarity as to the status of the inherited estate. With that in mind, we have been considering the principles that would apply to any re-attribution of the inherited estate to either policyholders or shareholders. Discussions have been held with the Financial Services Authority to this end. We have not considered or discussed any actual distribution as our current expectation is that, for the foreseeable future, the entire inherited estate will need to be retained within the long-term fund to provide working capital. However, in the light of current market conditions the amount and timing of any re-attribution of the estate remains very uncertain.

Conduct of Business

The FSA has required all UK life insurance companies to review their potential cases of pensions mis-selling and pay compensation to policyholders where necessary. The Group has met the FSA target for completion of Phase I and II of the pensions mis-selling review, within the provisions that were established in the fund in 2000.

The 2001 result included a provision of £25 million in respect of the possible mis-selling of mortgage endowments. No further provision was required in 2002. The Group's main exposure is to mortgage endowment products sold through Scottish Amicable Life PLC (SAL). No provision is required in respect of mortgage endowments sold by PAC.

Pension Costs

The most recent actuarial valuation of the Group's principal defined benefit pension scheme was completed in April 2002, giving a fund surplus of £376 million, and no change in the employer funding rate of 12.5 per cent of salaries was required.

FRS 17, 'Retirement benefits', was issued in November 2000. The Accounting Standards Board has issued proposals to defer the mandatory full adoption date of the standard until 2005. If implemented in full, the standard would require that companies include the whole of any pension surplus or deficit of defined benefit schemes in their balance sheets and would change the way in which pension surpluses and deficits are reported. In particular, it would require assets of the scheme to be valued at their market value at the Company's year end, while pension liabilities would be required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond.

If FRS 17 had been fully implemented for 2002 a £1m charge (after tax) in the profit and loss account, and a loss of £193m (after tax) in the statement of total recognised gains and losses would have been required.

Shareholders' Funds

On the achieved profits basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds at 31 December 2002 were £7.2 billion, a decrease of £954 million from 31 December 2001. The decrease principally reflects short-term fluctuations in investment returns, together with dividends declared, the effect of changes in economic assumptions and adverse foreign exchange movements, offset by operating profits of £1,133 million and profit on business disposals of £355 million.

Statutory basis shareholders' funds, which are not affected by fluctuations in the value of investments in the Prudential Assurance Company (PAC) long-term fund, were £282 million lower at £3.7 billion.

PRUDENTIAL PLC 2002 UNAUDITED RESULTS

Results Summary	2002		2001
	£m		£m
Achieved Profits Basis Results
UK Insurance Operations	526		620
M&G	71		75
Egg	(20)		(88)

UK Operations	577		607
US Operations	265		319
Prudential Asia	516		415
Prudential Europe	14		8
Other Income and Expenditure (including development expenses)	(223)		(178)

	1,149		1,171
UK re-engineering costs	(16)		(57)

Operating profit from continuing operations	1,133		1,114
Discontinued UK general business operations	—		72

Operating profit before amortisation of goodwill and exceptional items	1,133		1,186
Amortisation of goodwill	(98)		(95)
Short-term fluctuations in investment returns	(1,406)		(1,402)
Effect of change in economic assumptions	(467)		(482)
Merger break fee (net of related expenses)	—		338
Profit on sale of UK general business operations	355		—

Loss on ordinary activities before tax	(483)		(455)

Operating earnings per share	42.8	p	41.9	p
Shareholders' funds	£7.2	bn	£8.15	bn

Statutory Basis Results
Operating profit before amortisation of goodwill and exceptional items	432		622
Profit on ordinary activities before tax	484		385
Operating earnings per share	15.8	p	23.3	p
Shareholders' funds	£3.7	bn	£3.95	bn

Dividend Per Share	26.0	p	25.4	p
Insurance and Investment Funds under Management	£155	bn	£163	bn
Banking Deposit Balances under Management	£8.7	bn	£6.5	bn

Operating profit includes investment returns at the expected long-term rate of return but excludes amortisation of goodwill and the profit on sale of UK general business operations. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities includes these items together with actual investment returns. This basis of presentation has been adopted consistently throughout the Preliminary Announcement.

ACHIEVED PROFITS BASIS RESULTS

Summarised Consolidated Profit and Loss Account	2002		2001
	£m		£m
UK Insurance Operations	526		620
M&G	71		75
Egg	(20)		(88)

UK Operations	577		607
US Operations	265		319
Prudential Asia	516		415
Prudential Europe	14		8
Other Income and Expenditure (including development expenses)	(223)		(178)

	1,149		1,171
UK re-engineering costs	(16)		(57)

Operating profit from continuing operations	1,133		1,114
Discontinued UK general business operations	—		72

Operating profit before amortisation of goodwill and exceptional items	1,133		1,186
Amortisation of goodwill	(98)		(95)
Short-term fluctuations in investment returns	(1,406)		(1,402)
Effect of change in economic assumptions	(467)		(482)
Merger break fee (net of related expenses)	—		338
Profit on sale of UK general business operations	355		—

Loss on ordinary activities before tax (including actual investment returns)	(483)		(455)
Tax	329		213

Loss for the year before minority interests	(154)		(242)
Minority interests	9		25

Loss for the year after minority interests	(145)		(217)
Dividends	(519)		(504)

Retained loss for the year	(664)		(721)

Basic Earnings Per Share
Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £851m (£828m)	42.8	p	41.9	p
Adjustment for amortisation of goodwill	(4.9	)p	(4.8	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	(48.0	)p	(48.9	)p
Adjustment for post-tax effect of change in economic assumptions	(14.4	)p	(16.0	)p
Adjustment for post-tax merger break fee (net of related expenses)	—		16.8	p
Adjustment for post-tax profit on sale of UK general business operations	17.2	p	—

Based on loss for the year after minority interests of £(145)m (£(217)m)	(7.3	)p	(11.0	)p

Average number of shares	1,988	m	1,978	m

Dividend Per Share	26.0	p	25.4	p

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

Insurance Products and Investment Products

	Insurance Products		Investment Products		Total
	2002	2001	2002	2001	2002	2001
	£m	£m	£m	£m	£m	£m
UK Operations	6,051	5,685	1,157	1,040	7,208	6,725
US Operations	5,757	4,634	—	—	5,757	4,634
Prudential Asia	944	1,019	13,661	9,027	14,605	10,046
Prudential Europe	67	78	—	—	67	78

Group Total	12,819	11,416	14,818	10,067	27,637	21,483

Insurance Products—New Business Premiums

	Single		Regular		Annual Premium Equivalents
	2002	2001	2002	2001	2002	2001
	£m	£m	£m	£m	£m	£m
UK Insurance Operations
Direct distribution
Individual pensions	15	14	11	15	12	16
Corporate pensions	660	469	114	131	180	178
Life	59	71	4	4	10	11
Individual annuities	895	663	—	—	90	66
Department of Social Security rebate business	215	185	—	—	22	19

Total	1,844	1,402	129	150	314	290

Intermediated distribution
Individual pensions	85	219	34	68	42	90
Corporate pensions	77	82	14	19	22	27
Life	2,190	2,297	18	27	237	257
Individual annuities	860	597	—	—	86	60
Bulk annuities	710	575	—	—	71	57
Department of Social Security rebate business	90	64	—	—	9	6

Total	4,012	3,834	66	114	467	497

Closed Direct Sales Force distribution	—	167	—	18	—	35
Total UK Insurance Operations	5,856	5,403	195	282	781	822

US Operations
Fixed annuities	2,708	1,899	—	—	271	190
Equity linked indexed annuities	254	271	—	—	25	27
Variable annuities	1,363	768	—	—	136	77
Guaranteed Investment Contracts	292	170	—	—	29	17
GIC—Medium Term Notes	1,118	1,504	—	—	112	150
Life	—	—	22	22	22	22

Total	5,735	4,612	22	22	595	483

Prudential Asia	479	650	465	369	513	434
Prudential Europe	42	58	25	20	29	26

Group Total	12,112	10,723	707	693	1,918	1,765

Annual Premium Equivalents are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums.

Investment Products—Funds Under Management (FUM)

	FUM 1 Jan 2002	Gross Inflows	Redemptions	Acquisitions	Market and Other Movements	FUM 31 December 2002
	£m	£m	£m	£m	£m	£m
UK Operations	10,328	1,157	(899)	—	(1,997)	8,589
Prudential Asia	3,296	13,661	(12,558)	1,110	(277)	5,232

Group Total	13,624	14,818	(13,457)	1,110	(2,274)	13,821

ACHIEVED PROFITS BASIS RESULTS

Operating Profit before Amortisation of Goodwill and Exceptional Items

Results Analysis by Business Area	2002	2001
	£m	£m
UK Operations
Insurance Operations:
New business	222	243
Business in force	304	377

Long-term business	526	620
M&G	71	75
Egg	(20)	(88)

Total	577	607
US Operations
New business	234	167
Business in force	17	136

Long-term business	251	303
Broker dealer and fund management	14	16

Total	265	319

Prudential Asia
New business	307	255
Business in force	209	160

Long-term business	516	415
Development expenses	(26)	(19)

Total	490	396

Prudential Europe
New business	11	8
Business in force	3	0

Long-term business	14	8
Development expenses	(8)	(29)

Total	6	(21)

Other Income and Expenditure
Investment return and other income	3	51
Interest payable on core structural borrowings of shareholder financed operations	(130)	(118)
Corporate expenditure:
Group Head Office	(36)	(39)
Asia Regional Head Office	(26)	(24)

Total	(189)	(130)

	1,149	1,171
UK re-engineering costs	(16)	(57)

Operating profit from continuing operations before amortisation of goodwill and exceptional items	1,133	1,114

Analysed as profits (losses) from:
New business	774	673
Business in force	533	673

Long-term business	1,307	1,346
Prudential Asia and Prudential Europe development expenses	(34)	(48)
Other operating results	(124)	(127)
UK re-engineering costs	(16)	(57)

Total	1,133	1,114

ACHIEVED PROFITS BASIS RESULTS

Summarised Consolidated Balance Sheet	2002	2001
	£m	£m
Total assets less liabilities, excluding insurance funds	126,325	133,365
Less insurance funds:
Technical provisions (net of reinsurers' share)	114,994	116,213
Fund for future appropriations	7,663	13,202
Less shareholders' accrued interest in the long-term business	(3,528)	(4,200)

	119,129	125,215

Achieved profits basis net assets	7,196	8,150

Share capital	100	100
Share premium	550	533
Statutory basis retained profit	3,018	3,317
Additional achieved profits basis retained profit	3,528	4,200

Achieved profits basis capital and reserves	7,196	8,150

Movement in Shareholders' Capital and Reserves	2002	2001
	£m	£m
Loss for the year after minority interests	(145)	(217)
Exchange movements	(330)	53
New share capital subscribed	40	42
Dividends	(519)	(504)

Net decrease in shareholders' capital and reserves	(954)	(626)
Shareholders' capital and reserves at beginning of year	8,150	8,776

Shareholders' capital and reserves at end of year	7,196	8,150

Comprising
UK Operations:
Long-term business	2,918	3,656
M&G	382	329
Egg	369	380

	3,669	4,365
US Operations	2,732	2,817
Prudential Asia	1,407	1,089
Prudential Europe	108	90
Other operations (including central goodwill and borrowings)	(720)	(211)

	7,196	8,150

ACHIEVED PROFITS BASIS RESULTS

Basis of Preparation of Results

The achieved profits basis results have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 "Supplementary Reporting for long-term insurance business (the achieved profits method)".

Under this guidance, the basis for setting long-term expected rates of return on investments and risk discount rates are, for most countries, set by reference to period end rates of return on fixed income securities. This "active" basis of assumption setting has been applied in preparing the results of the Group's UK, US, and European long-term business operations. For the Group's Asian operations, the active basis is appropriate for business written in Japan and Korea and for US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed income markets are underdeveloped, investment return assumptions and risk discount rates are based on an assessment of long-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations.

The key economic assumptions are set out below:

	2002	2001
UK Operations
Pre-tax expected long-term nominal rate of investment return:
UK equities	7.0%	7.5%
Overseas equities	7.0% to 7.8%	7.5% to 7.8%
Property	6.75%	7.5%
Gilts	4.5%	5.0%
Corporate bonds	5.5%	6.0%
PAC with-profits fund assets (applying the rates listed above to the investments held by the fund)	6.6%	7.1%
Expected long-term rate of inflation	2.5%	2.6%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	6.6%	7.1%
Life business	5.7%	6.3%
Risk margin included within the risk discount rate	2.6%	2.6%
Risk discount rate	7.1%	7.7%
Prudential Europe
Risk discount rate	7.1%	7.7%
US Operations (Jackson National Life)
Expected long-term spread between earned rate and rate credited to policyholders	1.75%	1.75%
US 10 year treasury bond rate at 31 December 2002 (2001)	3.9%	5.1%
Risk margin included within the risk discount rate	3.1%	2.6%
Risk discount rate	7.0%	7.7%
Prudential Asia
Weighted pre-tax expected long-term nominal rate of investment return	7.1%	7.3%
Weighted expected long-term rate of inflation	3.0%	3.0%
Weighted risk discount rate	9.6%	10.1%

The Prudential Asia weighted economic assumptions have been determined by weighting each country's assumptions by reference to the Achieved Profits basis operating results for new business written in the relevant year.

ACHIEVED PROFITS BASIS RESULTS

Notes on the Unaudited Achieved Profits Basis Results

(1)
The achieved profits basis results are unaudited. The results for 2001 have been derived from the achieved profits basis supplement to the Company's statutory accounts for that year. The supplement included an unqualified review report from the auditors.

(2)
Under the achieved profits basis, the operating profit from new business represents the profitability of new long-term insurance business written in the year and the operating profit from business in force represents the profitability of business in force at the start of the year with, for Asia, the statutory basis results of non-insurance operations. These results are combined with the statutory basis results of the Group's other operations including banking, mutual funds and other non-insurance investment management business. In the directors' opinion, the achieved profits basis provides a more realistic reflection of the performance of the Group's long-term business operations than results under the statutory basis.

(3)
The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

(4)
The Company completed the transfer of its UK general business operations to Winterthur and the Churchill Group, its subsidiary, on 4 January 2002 for a consideration of £353m. After allowing for the costs of sale and other related items, the profit on sale was £355m before tax.

(5)
The final dividend of 17.1p per share will be paid on 28 May 2003 to shareholders on the register at the close of business on 21 March 2003. A scrip dividend alternative will be offered to shareholders. The total dividend for the year, including the interim dividend of 8.9p per share paid in 2002, amounts to 26.0p per share and the total cost of the dividend declared in respect of 2002 is £519m.

STATUTORY BASIS RESULTS

Summarised Consolidated Profit and Loss Account	2002 £m		2001 £m
Gross premiums written:
Long-term business (note 2)	16,669		15,196
Investment products	14,818		10,067
General business*	329		390

	31,816		25,653

Operating profit before amortisation of goodwill and exceptional items:
Continuing operations	432		550
Discontinued UK general business operations	—		72

	432		622
Amortisation of goodwill	(98)		(95)
Short-term fluctuations in investment returns	(205)		(480)
Merger break fee (net of related expenses)	—		338
Profit on sale of UK general business operations	355		—

Profit on ordinary activities before tax (including actual investment returns)	484		385
Tax (note 3)	(44)		(21)

Profit for the year before minority interests	440		364
Minority interests	9		25

Profit for the year after minority interests	449		389
Dividends	(519)		(504)

Retained loss for the year	(70)		(115)

Basic Earnings Per Share
Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £314m (£460m)	15.8	p	23.3	p
Adjustment for amortisation of goodwill	(4.9	)p	(4.8	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	(5.5	)p	(15.6	)p
Adjustment for post-tax merger break fee (net of related expenses)	—		16.8	p
Adjustment for post-tax profit on sale of UK general business operations	17.2	p	—

Based on profit for the year after minority interests of £449m (£389m)	22.6	p	19.7	p

Average number of shares	1,988	m	1,978	m

Dividend Per Share	26.0	p	25.4	p

* Following the sale of the UK general business operations to Winterthur, all general business gross premiums written in 2002 were reinsured to Winterthur.

STATUTORY BASIS RESULTS

Operating Profit before Amortisation of Goodwill and Exceptional Items

Results Analysis by Business Area	2002 £m	2001 £m
UK Operations
UK Insurance Operations	368	435
M&G	71	75
Egg	(20)	(88)

Total	419	422

US Operations
Jackson National Life	139	282
Broker dealer and fund management	14	16

Total	153	298

Prudential Asia
Long-term business and investment products	88	44
Development expenses	(26)	(19)

Total	62	25

Prudential Europe
Long-term business	9	5
Development expenses	(8)	(29)

Total	1	(24)

Other Income and Expenditure
Investment return and other income	3	51
Interest payable on core structural borrowings of shareholder financed operations	(130)	(118)
Corporate expenditure:
Group Head Office	(36)	(39)
Asia Regional Head Office	(26)	(24)

Total	(189)	(130)

	446	591
UK re-engineering costs	(14)	(41)

Operating profit from continuing operations before amortisation of goodwill and exceptional items	432	550

STATUTORY BASIS RESULTS

Summarised Consolidated Balance Sheet	2002	2001
	£m	£m
Goodwill	1,604	1,687
Investments in respect of non-linked business:
Equities	30,007	40,948
Fixed income securities	63,200	59,181
Properties	10,766	10,487
Deposits with credit institutions	5,840	4,176
Other investments (principally mortgages and loans)	5,325	5,110

	115,138	119,902
Assets held to cover linked liabilities	15,763	17,453
Banking business assets	11,502	8,972
Deferred acquisition costs	3,219	3,204
Minority interests	(108)	(118)
Fund for future appropriations	(7,663)	(13,202)
Insurance technical provisions (net of reinsurers' share):
UK Operations	(84,730)	(85,583)
US Operations	(24,074)	(25,055)
Prudential Asia	(5,541)	(4,941)
Prudential Europe	(649)	(634)

	(114,994)	(116,213)
Deferred tax	(696)	(2,005)
Debenture loans (note 4)	(2,293)	(2,244)
Other borrowings (note 4)	(2,080)	(2,595)
Banking business liabilities (note 5)	(10,784)	(8,333)
Obligations of Jackson National Life under funding and stocklending arrangements	(5,098)	(3,703)
Dividend payable	(341)	(332)
Other net assets	499	1,477

Total net assets	3,668	3,950

Shareholders' Capital and Reserves
Share capital	100	100
Share premium	550	533
Statutory basis retained profit	3,018	3,317

Shareholders' capital and reserves	3,668	3,950

Movement in Shareholders' Capital and Reserves
Profit for the year after minority interests	449	389
Exchange movements	(252)	52
New share capital subscribed	40	42
Dividends	(519)	(504)

Net decrease in shareholders' capital and reserves	(282)	(21)
Shareholders' capital and reserves at beginning of year	3,950	3,971

Shareholders' capital and reserves at end of year	3,668	3,950

STATUTORY BASIS RESULTS

FRS1 Consolidated Cash Flow Statement	2002	2001
	£m	£m
Operations
Net cash inflow from operating activities#	31	95

Servicing of finance
Interest paid	(180)	(147)

Tax
Tax received (paid)	299	(44)

Acquisitions, disposals and similar items
Net cash inflow from:
Acquisition of subsidiary undertakings	(12)	(182)
Merger break fee received	—	338
Disposal of UK general business operations	353	—

Net cash inflow from acquisitions, disposals and similar items	341	156

Equity dividends
Equity dividends paid	(509)	(494)

Net cash outflow before financing	(18)	(434)

Financing
Issue of borrowings	86	640
Movement on credit facility utilised by investment subsidiaries managed by PPM America*	(165)	404
Issues of ordinary share capital	40	42

Net cash (outflow) inflow from financing	(39)	1,086

Net cash (outflow) inflow for the year	(57)	652

The net cash (outflow) inflow was (financed) invested as follows:
Net (sales) purchases of portfolio investments	(83)	1,777
Increase (decrease) in cash and short-term deposits, net of overdrafts	26	(1,125)

	(57)	652

In accordance with FRS 1, this statement shows only the cash flows of general business and shareholders' funds.

*
The holders of the credit facility utilised by these investment subsidiaries do not have recourse beyond the assets of these subsidiaries.
#
The reconciliation from statutory basis operating profit to net cash inflow from operating activities is set out below:

	2002	2001
	£m	£m
Operating profit before amortisation of goodwill	432	622
Add back interest charged to operating profit^	190	162
Adjustments for non-cash items:
Tax on long-term business profits	(174)	(235)
Amounts retained by and invested in long-term business operations	(553)	(534)
Increase in net banking assets	72	36
Other items	64	44

Net cash inflow from operating activities (as shown above)	31	95

^
This adjustment comprises interest payable on core structural borrowings, commercial paper and other borrowings, non-recourse borrowings of investment subsidiaries managed by PPM America and structural borrowings of Egg. Interest payable on long-term business borrowings and other trading activities has been excluded from this adjustment.

STATUTORY BASIS RESULTS

Notes on the Unaudited Statutory Basis Results

(1)
The statutory basis results for 2002 are unaudited. The results for 2002 have been prepared using the same accounting policies as were used in the 2001 statutory accounts. The results for 2001 have been derived from those accounts. The auditors have reported on the 2001 statutory accounts and the accounts have been delivered to the Registrar of Companies. The auditors report was not qualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

(2)
An analysis of long-term business gross premiums written is set out below:

	2002	2001
	£m	£m
UK Insurance Operations	8,435	8,198
Jackson National Life	6,098	5,008
Prudential Asia	1,896	1,793
Prudential Europe	240	197

Group Total	16,669	15,196

(3)
The statutory tax charge of £44m (£21m) comprises £71m (£63m) UK tax and £27m credit (£42m credit) for overseas tax.

(4)
An analysis of borrowings is set out below:

	2002	2001
	£m	£m
Net core structural borrowings of shareholder financed operations	2,226	2,133
Add back holding company cash and short-term investments	226	19

Core structural borrowings of shareholder financed operations*	2,452	2,152
Commercial paper and other borrowings to support short-term fixed income securities reinvestment programme	1,241	1,330
Non-recourse borrowings of investment subsidiaries managed by PPM America	365	530
Egg debenture loans	202	124
Scottish Amicable Finance debenture loan#	100	100
Obligations of Jackson National Life under sale and repurchase agreements	0	577
Other borrowings of shareholder financed operations	13	26

	4,373	4,839

  This total is recorded in the statutory basis summarised consolidated balance sheet as:

Debenture loans	2,293	2,244
Other borrowings	2,080	2,595

	4,373	4,839

  *
  Represented by:

Debenture loans and other long-term borrowings	2,032	2,065
Short-term commercial paper borrowings	420	87

	2,452	2,152

  #
  Scottish Amicable Finance is a subsidiary of the Scottish Amicable Insurance Fund of The Prudential Assurance Company Limited long-term business with-profits fund.

(5)
An analysis of banking business liabilities is set out below:

	2002	2001
	£m	£m
Egg	9,882	7,465
US Operations	902	868

	10,784	8,333

Comprising:
Banking deposit balances	8,666	6,520
Debt securities issued and other liabilities	2,118	1,813

	10,784	8,333

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY
Date 25 FEBRUARY 2003
	By:	/s/ CLARE STALEY CLARE STALEY GROUP MEDIA RELATIONS MANAGER

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